UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

DUCOMMUN INCORPORATED

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

264147109

(CUSIP Number)

January 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 264147109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Albion River Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 775,269*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 775,269*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,269*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 264147109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ignium LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 775,269*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 775,269*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,269*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 264147109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Darren Farber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 775,269*(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 775,269*(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,269*(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	(a).	Name of Issuer:

Ducommun Incorporated

	(b).	Address of issuer’s principal executive offices:

200 Sandpointe Avenue, Suite 700
Santa Ana, CA 92707

Item 2.	(a).	Name of person filing:

Albion River Management LLC
Ignium LP
Darren Farber

Address or principal business office or, if none, residence:

	(b).	Albion River Management LLC
2600 Tower Oaks Boulevard, Suite 280
Rockville, MD 20852

Ignium LP
2600 Tower Oaks Boulevard, Suite 280 Rockville, MD 20852

Darren Farber
2600 Tower Oaks Boulevard, Suite 280
Rockville, MD 20852

	(c).	Citizenship:

Albion River Management LLC – Delaware
Ignium LP – Delaware
Darren Farber – United States

	(d).	Title of class of securities:

Common Stock, $0.01 par value

	(e).	CUSIP No.:

264147109

Item 3.	If This Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Albion River Management LLC – 775,269*(1)

Ignium LP – 775,269*(1)

Darren Farber – 775,269*(1)

(b)	Percent of class:

Albion River Management LLC – 5.3%(2)

Ignium LP – 5.3%(2)

Darren Farber – 5.3%(2)

(c)	Number of shares as to which Albion River Management LLC has:

(i)	Sole power to vote or to direct the vote	775,269*(1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	775,269*(1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Number of shares as to which Ignium LP has:			,

(i)	Sole power to vote or to direct the vote	775,269*(1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	775,269*(1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Number of shares as to which Darren Farber has:

(i)	Sole power to vote or to direct the vote	775,269*(1)	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	775,269*(1)	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

*Shares reported herein represent Common Stock of Ducommun Incorporated (the “Issuer”) held by Ignium LP, a Delaware limited partnership (the “Fund”). The Fund is a private investment vehicle for which Albion River Management LLC, a Delaware limited liability company (the “Investment Manager”), serves as the investment manager. Darren Farber serves as the managing partner of the Investment Manager (all of the foregoing, collectively, the “Reporting Persons”).

(1) Represents 775,269 shares of Common Stock held by the Reporting Persons.

(2) Based on 14,596,379 shares of Common Stock of the Issuer that were outstanding as of October 25, 2023. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-Q, filed on November 8, 2023.

For the sake of clarity, the holdings of the Reporting Persons reported herein are as of the date of the event which required the filing of this Schedule 13G. As of January 30, 2024, the date of the filing of this Schedule 13G, the Reporting Persons held 895,939 shares of Common Stock, for a total ownership of 6.1% of the Issuer’s Common Stock.

By virtue of these relationships, the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares for purposes of Section 13 of the Exchange Act 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024	Albion River Management LLC

	By:	/s/ Mark Schneiderman
	Name:	Mark Schneiderman
	Title:	Chief Legal Officer

Ignium LP

By:	Ignium GP, LLC, its general partner

By:	/s/ Mark Schneiderman
Name:	Mark Schneiderman
Title:	General Counsel

Darren Farber

By:	/s/ Darren Farber

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see § 18 U.S.C. 1001).